JA ENERGY

A Nevada Corporation

7495 West Azure Drive, Suite 110, Las Vegas, Nevada 89130, Telephone: (702) 515-4036

March 28, 2012

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Jessica Dickerson, Staff Attorney

Re: JA Energy

Amendment No. 1 to Registration Statement on Form S-1

Filed March 9, 2012

File No.: 333-179516

Dear Ms. Dickerson:

On behalf of JA Energy (the “Company”), we are hereby responding to the letter, dated March 19, 2012 (the “Comment Letter”), from the Staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-179516) (the “Registration Statement”). In response to the Comment Letter, the Company is filing with the Commission today Amendment No. 2 to the Registration Statement (the “Amendment”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company’s response is set forth below each comment.

General

1. We note the acknowledgements provided at the end of your response letter are the acknowledgements applicable to reports filed pursuant to the Securities Exchange Act of 1934, as amended. Given that you filed the registration statement pursuant to the Securities Act of 1933, as amended, please provide the following acknowledgements signed by the company:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that it is not appropriate for counsel to provide these acknowledgements on behalf of the company.

Response: We respectfully note the Staff’s comment. We are providing herewith the aforementioned acknowledgements signed by the company.

2. We note your response to comment three of our letter dated March 1, 2012. However, it does not appear that you have filed all of the required interactive data. Please amend your registration statement to also include the interactive data file for your audited financial statements. Refer to Rule 405(b) of Regulation S-T.

Response: We have amended our registration statement to include the interactive data file for our audited financial statements.

On behalf of the company, we acknowledge that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JA ENERGY
By: /s/ James Lusk
James Lusk President